Mail Stop 3561

July 9, 2007

Tom D. Kilgore
Chief Executive Officer
Tennessee Valley Authority
400 W. Summit Hill Drive
Knoxville, Tennessee 37902

  Re: Tennessee Valley Authority
    Form 10-K for the fiscal year ended September 30, 2006
    File No. 0-52313

Dear Mr. Kilgore:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director